Exhibit 99.4
FRONTIER PACIFIC MINING
CORPORATION
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
Expressed in Canadian Funds

Management’s Responsibility for Financial Reporting
The consolidated financial statements of Frontier Pacific Mining Corp. and the information contained in the annual report have been prepared by and are the responsibility of the Company’s management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and where appropriate, reflect management’s best estimates and judgements based on currently available information.
Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.
The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.
The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to approval of the consolidated financial statements.

“Mohan R. Vulimiri” Mohan R.Vulimiri, Chief Financial Officer	“Peter F. Tegart” Peter F. Tegart, Chief Executive Officer

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1604 806 7000
Facsimile+1 604 806 7806
AUDITORS’ REPORT
To the Shareholders of
Frontier Pacific Mining Corporation
We have audited the consolidated balance sheet of Frontier Pacific Mining Corporation (the “Company”) as at December 31, 2006 and the consolidated statement of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The financial statements as at December 31, 2005 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 24, 2006 (except as to note 15 which is as of April 10, 2006).
(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, B.C., Canada
April 25, 2007
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Consolidated Balance Sheets
Canadian Funds

	December 31,	December 31,
	2006	2005

ASSETS
Current
Cash and cash equivalents	$13,757,740	$79,007
Short term investments (Note 6)	23,000	3,306,689
Amounts receivable	22,387	123,239
Due from related party (Note 9)	9,190	5,094
Marketable securities (Note 5)	400,000	150,000
Prepaid expenses	87,216	29,312

	14,299,533	3,693,341

Property and equipment, net (Note 4)	125,469	96,414
Mineral interests (Note 7)	19,157,322	17,479,009
Reclamation bond	7,847	7,847

	$33,590,171	$21,276,611

LIABILITIES

Current
Accounts payable and accrued liabilities	$443,302	$180,123
Due to related parties (Note 9)	31,500	74,174

	474,802	254,297

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	48,560,505	34,135,128
Contributed surplus — option compensation (Note 8)	756,549	318,743
Contributed surplus (Note 8)	319,247	319,247
Deficit	(16,520,932)	(13,750,804)

	33,115,369	21,022,314

	$33,590,171	$21,276,611

See Subsequent events (Note 14)
See Commitments (Note 7, Note 10)

ON BEHALF OF THE BOARD:

“Peter F. Tegart”	“G. Ross McDonald”

Peter F. Tegart, Director	G. Ross McDonald, Director
— See Accompanying Notes —

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
For the years ended December 31
Canadian Funds

	2006	2005

General and Administrative Expenses;
Salaries and benefits	$645,985	$537,987
Travel and promotion	512,204	183,743
Stock based compensation expense (Note 8c)	451,906	131,628
Office, telephone and sundry	204,281	197,345
Legal fees and accounting	175,912	396,842
Regulatory compliance	113,339	42,656
Management and administration fees	54,000	46,500
Shareholder information	35,392	22,800
Amortization	30,549	21,681
Insurance	23,374	5,567
Consulting fees	9,238	41,769
Interest expense	4,425	196,561

	2,260,605	1,825,079

Other Expenses and (Income)
Gain on sale of property	—	(139,744)
Gain on sale of equipment	—	(16,888)
Foreign exchange (gain) loss	(108,418)	111,004
Interest income	(462,320)	(43,269)
Write-off of mineral interests (Note 7)	1,080,261	—

	509,523	(88,897)

Loss for the Year	2,770,128	1,736,182

Deficit — Beginning of Year	13,750,804	12,014,622

Deficit — End of Year	$16,520,932	$13,750,804

Loss per share	$(0.02)	$(0.02)
Weighted average number of shares	131,641,170	90,093,715

— See Accompanying Notes —

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31
Canadian Funds

Cash Resources Provided By (Used In)

	2006	2005

Operating Activities
Loss for the year	$(2,770,128)	$(1,736,182)

Items not affecting cash
Amortization	30,549	21,681

Write-off mineral interests	1,080,261	—
Amortization of discount convertible loan	—	156,085
Stock based compensation	451,906	131,628
Gain on sale of property	—	(139,744)

	(1,207,412)	(1,566,532)
Changes in non-cash working capital
Accounts receivable	100,852	(2,578)
Prepaid expenses	(57,904)	(6,963)
Accounts payable and accrued liabilities	149,263	(412,999)
Due from related parties	(4,096)	(5,094)
Due to related parties	(42,674)	(120,976)

	(1,061,971)	(2,115,142)

Investing Activities
Mineral interests expenditures	(2,484,657)	(721,302)
Purchase of marketable securities	(250,000)	(150,000)
Proceeds on disposition (Purchase) of short term investments	3,306,689	(3,273,000)
Purchase of short term investments	(23,000)	—
Acquisition of TGM	—	(1,033,579)
Purchase of equipment	(59,605)	(13,393)

	489,427	(5,191,274)

Financing Activities
Issuance of share capital	14,256,940	8,388,330
Issuance costs	(5,663)	(173,158)
Repayment of convertible promissory note	—	(1,200,000)

	14,251,277	7,015,172

Net Increase (Decrease) In Cash	13,678,733	(291,244)

Cash position — Beginning of year	79,007	370,251

Cash position — End of year	$13,757,740	$79,007

Supplemental schedule of non cash investing and financial activities;
Shares issued for the acquisition of mineral interest	$160,000	$52,000
Mineral interest expenditures included in due to related parties	$—	$74,174
Accrued mineral expenditure costs	$113,917	$39,015

— See Accompanying Notes —

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

1.	Nature of Operations

Frontier Pacific Mining Corporation and its subsidiaries (collectively the “Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties.

2.	Significant Accounting Policies
a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Greek subsidiary, Thracean Gold Mining S.A. (TGM), US subsidiaries Fargo Resources Inc., Caprock Resources Inc. and its Peruvian subsidiary Minera Frontera Pacifico S.A. (MFP). Caprock Resources Inc. was inactive during the year.

b)	Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash equivalents with institutions of high credit worthiness.

c)	Short Term Investments

The Company considers short term investments to include amounts held in banks with remaining maturities at point of purchase of less than one year but greater than 90 days. The Company places its short-term investments with institutions of high credit worthiness.

d)	Marketable Securities

Marketable Securities are recorded at the lower of cost or market value. Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

e)	Mineral Interests

The Company has one property with measured and indicated gold mineral resources. The Company is in the process of exploring its other mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is impaired. Costs for a producing property are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for the property impaired or abandoned are written off.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

2.	Significant Accounting Policies — Continued
e)	Mineral Interests — Continued

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the receiving of the permits for the Perama Hill Gold Project (Note 7a) the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its mineral properties are in good standing.

f)	Long Lived Asset Impairment

The Company performs impairment tests on property, plant and equipment and mineral properties when events or circumstances occur which indicate the assets may not be recoverable. When such circumstances occur, the expected future undiscounted cash flows associated with the asset are compared to its carrying amount. Where the asset is not recoverable based on these cash flows, it is written down to fair value.

g)	Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral interest or recoverable when the payments are made or received.

h)	Asset Retirement Obligations

The Company recognizes a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

i)	Income Taxes

Income taxes are accounted for using the assets and liability method. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

2.	Significant Accounting Policies - continued
j)	Share Capital
i)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

ii)	The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a prorated basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.
k)	Loss per Share

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.

l)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,

ii)	Non-monetary assets and liabilities, and equity at historical rates, and

iii)	Revenue and expense items at the average rate of exchange prevailing during the period.

Gains and losses on translation are included in determining net income for the period.

m)	Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

2.	Significant Accounting Policies — Continued
n)	Stock Based Compensation
All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterpart performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.
o)	Amortization
The Company provides for amortization on its property and equipment in Canada using the sum-of-digits method. The Company provides for amortization on its property, plant and equipment in Greece at 15% — 100% using the declining balance method.
3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, short-term investments, marketable securities, reclamation bond, accounts payable and accrued liabilities and amounts due from (to) related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation, except for the marketable securities (See Note 5).

4.	Property and Equipment

Details are as follows:

			2006
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$78,811	$—	$78,811
Machinery	55,051	(53,677)	1,374
Computer equipment	53,226	(25,605)	27,621
Furniture and fixtures	306,391	(288,728)	17,663

	$493,479	$(368,010)	$125,469

			2005
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$78,811	$—	$78,811
Machinery	55,051	(51,716)	3,335
Computer equipment	42,328	(33,821)	8,507
Furniture and fixtures	286,726	(280,965)	5,761

	$462,916	$(366,502)	$96,414

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

5.	Marketable Securities

				2006	2005	2005
	Number of	%	2006	Market	Book	Market
	Shares	Owned	Book Value	value	Value	Value

Solex
Resources Inc.	2,000,000	4%	$400,000	$2,820,000	$150,000	$400,000

Solex Resources Inc. (“Solex”) and the Company are companies with a director in common.
6.	Short Term Investments

Short term investments consisted of as at December 31, 2006;

	Value	Maturity Date

GIC	$23,000	February 14 and April 17, 2007

This consists of two $11,500 GICs, which the Company has provided as security to the Company’s two corporate MasterCard accounts. These deposits bear interest at approximately 2.35% per annum.
Short term investments consists of as at December 31, 2005;

	Value	Maturity Date

GIC	$3,250,000	July 14, 2006
GIC	23,000	February 14 and April 17, 2007	*
Accrued interest	33,689	December 31, 2005

	$3,306,689

*	This consists of two $11,500 GICs, which the Company has provided as security to the Company’s two corporate MasterCard accounts. These deposits bear interest at approximately 2.35% per annum.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

7.	Mineral Interests

Mineral interest expenditures for 2006 are as follows:

	Perama	Macusani	Dixie Creek	Total

Balance December 31, 2005	$16,419,325	$893,505	$166,179	$17,479,009

Activity 2006;
Acquisition costs:	—	160,000	166,624	326,624
Exploration costs:
Office expenditures	—	—	—	—
Project management	121,918	43,432	—	165,350
Design engineering	84,039	—	—	84,039
Geological consulting	—	341,182	10,534	351,716
Geophysical consulting	—	150,448	—	150,448
Survey, evaluation, mapping	—	55,769	—	55,769
Drilling	—	387,801	719,123	1,106,924
Assays	—	56,058	4,980	61,038
Field supplies and equipment	—	67,402	—	67,402
Camp	—	221,905	—	221,905
Fees, licenses and permits	—	167,729	9,050	176,779
Travel expenditures	7,859	50,950	3,771	62,580
Bank charges, foreign exchange	—	9,785	—	9,785
Legal expenses	—	15,344	—	15,344
Community relations	—	34,524	—	34,524
Accounting and audit	—	11,674	—	11,674
Tax recoveries	(295,280)		—	(295,280)
IGV sales tax	—	151,953	—	151,953

Total activity 2006	(81,464)	1,925,955	914,082	2,758,573

Write off of mineral interest	—	—	(1,080,261)	(1,080,261)

Balance December 31, 2006	$16,337,861	$2,819,461	$—	$19,157,322

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

7.	Mineral Interests — continued

Mineral interest expenditures for 2005 are as follows:

	Perama	Macusani	Dixie Creek	Total

Balance December 31, 2004	$16,557,285	$—	$74,248	$16,631,533

Activity 2005;
Acquisition costs:	—	116,588	91,931	208,519
Exploration costs:
Office expenditures	—	1,315	—	1,315
Project management	—	56,878	—	56,878
Geological consulting	—	79,115	—	79,115
Geophysical consulting	—	228,458	—	228,458
Survey, evaluation & mapping	—	31,744	—	31,744
Assays	—	11,033	—	11,033
Field supplies and equipment	—	73,536	—	73,536
Camp	—	11,774	—	11,774
Fees, licenses and permits	—	250,467	—	250,467
Travel expenditures	—	18,095	—	18,095
Legal expenses	—	9,932	—	9,932
Community relations	—	4,571	—	4,571
Tax recoveries	(137,960)	—	—	(137,960)

Total activity 2005	(137,960)	893,506	91,931	847,476

Balance December 31, 2005	$16,419,325	$893,505	$166,179	$17,479,009

a)	Perama Hill Gold Project, Greece
On December 16, 2004 the Company acquired 100% of the outstanding shares of Thracean Gold Mining S.A. (“TGM”), a company incorporated in Greece that holds a 100% interest in the Perama Hill Gold Project.
The purchase price for the shares of TGM was US$12,000,000 (CDN$14,814,895). In addition the Company incurred property investigation costs in the amount of CDN $560,198 and CDN $157,108 respectively which were included in the acquisition costs.
In addition, the Company agreed, on March 12, 2004, to reimburse the Sellers for the actual reasonable costs incurred by the Sellers in connection with the operation of TGM from March 12, 2004 to December 16, 2004. These amounted to CDN $1,033,578 and are considered part of the purchase price.
Total acquisition costs for TGM recorded in the Company’s accounts are CDN $16,557,285.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

7.	Mineral Interests — continued
a)	Perama Hill Gold Project, Greece — continued
The Company also agreed to pay the following additional contingent payments:
A cash payment of US$3,000,000 upon commencement of commercial production from the Project; and
A 2.5% net smelter return royalty payable on all ores, minerals, metals, materials or other products produced from the Project.
The cash payment of US$3,000,000 is a contingent consideration and is not reflected in the financial statements until the condition has been met.
By agreement dated April 10, 1997, TGM was granted an option in certain mineral exploration licenses (MEL’s) located adjacent to the Perama Hill Gold Project. The option payments were suspended April 11, 2002 pending approval by the regional government to renew the MEL’s. In the event that the MEL’s are renewed TGM can maintain its option by paying the remaining balance due of € 608,950 to the vendor as follows;

Amount in
Euros

Upon the approval of the License of Environmental Impact Study (EIS) by the Ministries of Research, Development and the Environment	€121,790
Upon final approval of the EIS	121,790
Upon the issuance of the Construction License by the Ministry of Development	121,790
Upon the issuance of the Intervention License according to the Forest Protection Legislation	121,790
Upon issuance of the Operational Licenses by the Ministry of Development	60,895
Upon commencement of the operation of the project	60,895

€608,950

The property title was transferred to TGM as part of the agreement but the vendor has the right to regain it should TGM not satisfy the terms of the agreement.
The permitting status for the development of the Perama Hill Gold Project is presently awaiting approval of the ETR (Environmental Terms of Reference) by the Joint Ministerial Council made up of five ministers within the National Greek government. The ETR, drafted by the Ministry of Environment and agreed to by the Company, is awaiting the Joint Ministerial Resolution (JMR) which effectively approves the Environmental Impact Statement (EIS), allowing the company to proceed with development of the project.
Management has instituted a program to assess the geological, environmental and political factors relating to the Perama Hill Gold Project and to review, on a quarterly basis, any potential for impairment.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

7.	Mineral Interests — continued
b)	Macusani Project, Peru
On April 19, 2005 the Company entered into an option management agreement with Solex to acquire an undivided 50% interest in a uranium property near Puno, Peru, consisting of 55 mineral concessions covering an area of approximately 35,000 hectares. Subsequently an additional 11,000 hectares were acquired and made subject to the original agreement.
The Company must, at its option, make a cash payment of USD $50,000 (paid), and issue shares and incur minimum exploration expenditures as follows:

	Exploration costs
	(USD)		Common Shares

On date of the agreement	$—		200,000	(issued)
On or before April 19, 2006	400,000	(complete)	250,000	(issued)
On or before April 19, 2007	350,000	(complete)	300,000	(issued)
On or before April 19, 2008	500,000	(complete)	350,000
On or before April 19, 2009	900,000		400,000
On or before April 19, 2010	1,850,000		—

	$4,000,000		1,500,000

In addition, the Company was required to subscribe for $150,000 in units of the Optionor at a price of $0.15 per unit. Each unit is comprised of one common share of Solex and one warrant to purchase an additional Solex common share at a price of $0.25 for the first year and $0.35 for the second year. The initial purchase of Solex units was completed in April 2005 and the warrants were exercised in April 2006. The investment is included on the balance sheet under Marketable Securities (Note 5).
c)	Dixie Creek Property, Nevada, USA
On June 10, 2002 (with amendments May 5, 2003 and May 15, 2004) the Company acquired a 20 year mining lease on the Dixie Creek Property in Elko County, Nevada, USA.
Under this lease the Company made aggregate cash payments of USD $265,000 and completed 6,443 feet of drilling on the property. Assay work completed did not indicate sufficient grade to warrant further drilling.
On December 31, 2006 the Company wrote off acquisition and exploration costs of $1,080,261.
Property expenditures in 2007 will be expensed as incurred.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

8.	Shareholder’s Equity

As at December 31, 2006 the Company’s share capital consists of the following:

Authorized unlimited common shares without par value.

			Contributed
			Surplus
	Number of		Stock	Contributed
Issued and fully paid:	Shares	Amount	Options	Surplus

Balance — December 31, 2004	70,599,023	$25,867,955	$187,115	$147,562
Private placement	34,142,484	8,388,330	—	—
Shares issued — mineral interests	200,000	52,000	—	—
Share issuance costs	—	(173,157)	—	—
Broker commissions	150,863	—	—	—
Stock compensation expense	—	—	131,628	—
Equity portion of convertible note	—	—	—	171,685

Balance — December 31, 2005	105,092,370	$34,135,128	$318,743	$319,247
Warrants exercised	25,981,300	14,205,565
Stock options exercised	317,500	51,375
Stock compensation expenses			451,906
Issuance costs		(5,663)
Stock issued for mineral properties	250,000	160,000
Fair value of stock options exercised		14,100	(14,100)

Balance — December 31, 2006	131,641,170	$48,560,505	$756,549	$319,247

a)	Share Issuances
i)	In 2006, 25,981,300 warrants were exercised for aggregate gross proceeds of $14,205,565 and 317,500 options were exercised for aggregate gross proceeds of $51,375.

ii)	In April 2006, the Company issued 250,000 shares, valued at $160,000, pursuant to the Macusani project agreement.

iii)	In 2005, the Company sold 5,743,000 units in a private placement for aggregate gross proceeds of $1,263,460. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant is exercisable into one common share of the Company at a price of $0.33 per share until March 24, 2007. 1,245,000 units were purchased by the related parties. 150,863 shares were issued and $10,973 was paid to brokers for broker financing fees.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

8.	Shareholder’s Equity — continued
iv)	In 2005, the Company sold 28,399,484 units in a private placement for aggregate gross proceeds of $7,124,870. Each unit consisted of one common share in the capital of the Company and one whole common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $0.40 per share for a period of two years after completion.

The sale was completed in two tranches. The first tranche of 15,899,484 units for gross proceeds of $3,374,870 was completed June 7, 2005. The second tranche of 12,500,000 units for gross proceeds $3,750,000 was completed July 15, 2005.

v)	In 2005, the Company issued 200,000 shares valued at $52,000 pursuant to the Macusani project agreement.
b)	Share Purchase of Warrants
As at December 31, 2006 the following share purchase warrants were outstanding;

	Exercise	Expiry
Shares	Price	Date

2,489,000	$0.33	March 24, 2007*
15,899,484	$0.40	June 7, 2007
12,500,000	$0.40	June 15, 2007

30,888,484

*	See Subsequent Events. Note 14 (a) Warrants
The following summarized transactions took place in 2005 and 2006:

Balance as at December 31, 2004	37,943,895

Warrants issued 2005	31,270,984
Warrants expired 2005	(605,000)
Warrants exercised 2006	(25,981,300)
Warrants expired 2006	(11,740,095)

Balance at December 31, 2006	30,888,484

c)	Stock options
The Company adopted a rolling stock option plan whereby directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant, with a maximum of 2% of the Company’s issued and outstanding shares reserved for any one consultant or employee conducting investor relations activities on a yearly basis. Options vest 16.67% on granting and every 90 days thereafter until fully vested. Performance vested options have a term of five years and vest on attaining specified milestones. See the table following:

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

8.	Shareholder’s Equity — continued
c)	Stock options — continued

	December 31	Granted	Can./Exerc.	December 31,	Exercise
	2005	2006	2006	2006	Price	Expiry Date

Officer, Director	200,000	—	(200,000)	—	0.11	August 1, 2006
Officers, Directors	350,000	—	—	350,000	0.20	September 6, 2007
Director	150,000	—	—	150,000	0.20	October 28, 2007
Officer, Director	200,000	—	—	200,000	0.20	February 6, 2008
Consultant	50,000	—	—	50,000	0.23	March 21, 2008
Directors	250,000	—	—	250,000	0.55	March 1, 2009
Director	100,000	—	—	100,000	0.41	January 27, 2010
Employee	100,000	—	—	100,000	0.41	January 21, 2010
Officers, Directors	1,100,000	—	—	1,100,000	0.25	October 25, 2010
Employees	750,000	—	(180,000)	570,000	0.25	October 25, 2010
Consultants	300,000	—	—	300,000	0.25	October 25, 2010
Consultants *	1,500,000	—	—	1,500,000	0.25	October 25, 2010
Directors	350,000	—	—	350,000	0.25	October 26, 2010
Officers, Directors	—	1,800,000	—	1,800,000	0.38	August 4, 2011
Consultant	—	50,000	—	50,000	0.38	August 4, 2011
Employees	—	275,000	—	275,000	0.38	August 4, 2011

Total	5,400,000	2,125,000	(380,000)	7,145,000

*	Performance vested

	December 31	Granted	Cancelled	December 31	Exercise
	2004	2005	2005	2005	Price	Expiry Date

Officer, Director	200,000	—	—	200,000	0.11	August 1, 2006
Director	200,000	—	—	200,000	0.20	September 6, 2007
Officer	150,000	—	—	150,000	0.20	September 6, 2007
Director	150,000	—	—	150,000	0.20	October 28, 2007
Officer, Director	200,000	—	—	200,000	0.20	February 6, 2008
Consultant	50,000	—	—	50,000	0.23	March 21, 2008
Consultant	180,000	—	(180,000)	—	0.23	March 21, 2008
Consultant	100,000	—	(100,000)	—	0.41	May 8, 2008
Consultant	200,000	—	(200,000)	—	0.50	June 4, 2008
Consultant	125,000	—	(125,000)	—	0.52	August 20, 2008
Consultant	75,000	—	(75,000)	—	0.57	September 17,2008
Directors	250,000	—	—	250,000	0.55	March 1, 2009
Director	—	100,000	—	100,000	0.41	January 27, 2010
Employee	—	100,000	—	100,000	0.41	January 21, 2010
Officer, Director	—	325,000	—	325,000	0.25	October 25, 2010
Directors	—	1,125,000	—	1,125,000	0.25	October 25, 2010
Employees	—	750,000	—	750,000	0.25	October 25, 2010
Consultants	—	300,000	—	300,000	0.25	October 25, 2010
Consultants *	—	1,500,000	—	1,500,000	0.25	October 25, 2010

Total	1,880,000	4,200,000	(680,000)	5,400,000

*	Performance vested

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

8.	Shareholder’s Equity — continued
c)	Stock Options — continued

* Performance Vesting Milestones	Number of Options to vest and become Exercisable

Issuance of a Joint Ministerial Resolution to accept the Environmental Impact Statement on the Perama Hill project	200,000

Issuance of an unencumbered Environmental Impact Statement and the commencement of permitting on the Perama Hill project.	700,000

Issuance of a construction permit on the Perama Hill project.	600,000

As at December 31, 2006, a total of 3,841,852 of outstanding options have vested.
As at December 31, 2005, a total of 1,700,000 of outstanding options have vested.
During the year, the Company granted options to purchase up to 2,125,000 shares of the Company’s stock to directors, officers, employees and consultants of the Company at exercise prices of $0.38 per share, with a total fair value of $555,762. Since the options vest under a graded vesting schedule and performance-based vesting schedule, the fair value of vested options in the amount of $242,902 has been recorded in the Company accounts as stock compensation expense.
During the prior year, the Company granted options to purchase up to 4,200,000 shares of the Company’s stock to employees of the Company at an exercise price of $0.25 — $0.41 per share, with a total fair value of $510,033. Since the options vest under a graded vesting schedule, the fair value of the vested options in the amount of $209,004 (2005 — $20,350) has been recorded in the Company accounts as stock compensation expense.
The total fair value of vested options in the amount of $451,906 has been expensed in the Company’s accounts and included on the Company’s income statement under the heading ‘Stock based compensation expense’
The fair value of each option granted is estimated as the options become vested using an option-pricing model with the following assumptions:

	2006	2005

Expected dividend yield	0.0%	0.0%
Stock price volatility	99%	91%
Risk free interest rate	3.80%	2.50% - 3.80%
Expected life of options	5 years	5 years
Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

8.	Shareholders Equity — continued
d)	Dilution

Total shares on a fully diluted basis:
Total shares issued and outstanding as at December 31, 2006	131,641,170
Total warrants outstanding as at December 31, 2006	30,888,484
Total options outstanding as at December 31, 2006	7,145,000

Total shares fully diluted as at December 31, 2006	169,674,654

9.	Related Party Balances and Transactions
a)	Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

	Paid/Accrued to:	December 31, 2006	December 31, 2005

Management wages and fees	Directors and officers	$341,000	$139,500
Interest	Directors	—	188,929
Exploration costs	Company with a common director	$169,788	$497,131

	Received/Accrued from:	December 31, 2006	December 31, 2005

Office services	Company with a common director	$61,260	$35,876

b)	Amounts due to related parties are $31,500 (2005 — $74,174). Current year amounts were bonuses and fees payable to employees. Prior year amounts were exploration costs owing a Company with a common director. Amounts due from related party of $9,190 (2005 — $5,094) were for office service cost invoiced to a company with a common director and a travel advance to an officer of the Company. These balances bear no interest and have no specific terms of repayment.
The above transactions occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
10.	Commitments

The Company has the following total lease obligations:

Location		Commitment	Expiry Date

Vancouver	Office lease	$145,384	August 31, 2011
Greece	Office lease	20,016	November 13, 2007
	Office lease	26,639	July 25, 2009
	Office lease	21,380	September 14, 2009

		$213,419

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

11.	Segmented Information

Details are as follows:

	Canada	Greece	Peru	USA	Total

Year Ended December 31, 2006
Loss (income) for the year	$2,118,041	$614,288	$(4,071)	$41,870	$2,770,128
Total assets	$13,973,740	$16,558,452	$2,988,381	$69,598	$33,590,171

Year Ended December 31, 2005
Loss (income) for the year	$1,081,846	$744,821	$120	$(90,605)	$1,736,182
Total assets	$3,539,594	$16,565,255	$894,115	$277,647	$21,276,611

12.	Income Taxes
a)	The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal provincial income tax rates to the net loss as a result of the following:

	2006	2005

Provision for recovery of taxes at statutory rates	$(945,168)	$(605,233)
Tax benefit not recognized on current year losses	525,529	583,186
Non-deductible and other items for tax purposes	388,304	1,521
Differences in foreign tax rates	31,335	20,526

	$—	$—

b)	The significant components of future income tax assets and liabilities are as follows:

	2006	2005

Future income tax assets (liabilities)

Non-capital loss carry forwards	$6,123,988	$5,804,473
Net capital loss carry forwards	88,249	90,163
Property and equipment	35,049	25,487
Mineral interests	(1,331,909)	(1,332,650)
Share issue costs	224,018	337,529

Future income tax assets (liabilities)	5,139,395	4,935,002
Valuation allowance	(5,139,395)	(4,935,002)

Net future income tax assets	$—	$—

The Company has income tax loss carry forwards of approximately $4,328,000 in Canada, which may be used to reduce future income taxes otherwise payable and expiring through 2026.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

14.	Subsequent Event

Warrants

Subsequent to December 31, 2006, 2,476,500 warrants were exercised at $0.33 per share for net proceeds of $817,245. The 12,500 remaining warrants expired at the close of business March 24, 2007.